April 13, 2006

Sandy Eisen

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tyson Foods, Inc.
Form 10-K, filed December 12, 2005
Form 10-Q, filed February 9, 2006
Press Release dated February 17, 2004

Dear Ms. Eisen:

In response to your letter dated March 30, 2006, Tyson Foods, Inc. (“Tyson” or the “Company”) submits the accompanying responses to the comments set forth in your letter. For the Staff’s convenience, we have restated each comment in its entirety with Tyson’s response following immediately thereafter. Please telephone me (479-290-4194) or either of my colleagues, Craig Hart, Senior Vice President, Controller and Chief Accounting Officer (479-290-3705), or Read Hudson, Vice President, Associate General Counsel and Secretary (479-290-7023), with questions or comments.

Very truly yours,

Dennis Leatherby

Senior Vice President, Finance and
Treasurer and Interim Chief

Financial Officer

cc:	Mr. John Tyson
Mr. Al Gonzalez-Pita
Mr. Craig Hart
Mr. Read Hudson

Audit Committee, Board of Directors

Mr. John Williamson, Ernst & Young LLP

Form 10-K for the Fiscal Year Ended October 1, 2005

Financial statements

Consolidated statements of income, page 37

SEC Comment #1

With regard to the $13 million losses from the disposal of fixed assets recorded to the “other” expense line in fiscal 2005, please explain to us why this sum is not presented as discontinued operations or as operating activities. Refer to the guidance in SFAS 144, paragraphs 41-45. Additionally, tell us what additional gains and losses from the sale or disposal of the Company’s assets were recorded to this line during any of the three years ended October 1, 2005, and why you believe it was appropriate to record them to this line.

Response:

During fiscal 2005, Tyson incurred losses totaling $21 million associated with the disposal of fixed assets ($8 million incurred in fiscal 2004 and $5 million in fiscal 2003). The $13 million noted in the above comment represents the increase in losses from fiscal 2004 to fiscal 2005. These disposals are comprised of numerous individual pieces of plant and equipment across numerous locations of the Company’s operations. There were no disposals of fixed assets individually or in the aggregate that comprised operations and cash flows that could be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Therefore, the disposals do not qualify as a component of an entity as defined in SFAS 144, paragraph 41, and the Company does not account for losses related to the disposal of fixed assets as discontinued operations, but rather as a component of continuing operations before income taxes in the income statement.

Losses from the disposal of fixed assets have historically been immaterial to the Company and not considered part of the Company’s ongoing core operations. As such, the Company has recorded such losses as an Other Expense. Losses as a percentage of Operating Income were 2.7%, 0.9% and 0.5% for fiscal 2005, 2004 and 2003, respectively.

Consolidated statements of cash flows, page 41

SEC Comment #2

With regard to the line in the investing section that reads, “Net change in other assets and liabilities,” please confirm to us that only cash activities are presented here, and explain why you believe it is appropriate to present these activities on a net basis.

Response:

The Company’s objective is to present only cash activities in its “Net change in other assets and liabilities.” However, upon further review and analysis performed after the receipt of the staff’s comments, the Company identified approximately $3 million (0.3% of cash provided by operating activities) of non-cash changes which the Company should have excluded from its “Net change in other assets and liabilities” in the investing section of its fiscal 2005 Cash Flow Statement. Gross cash inflows and outflows from other assets and liabilities are presented on a net basis as amounts are immaterial individually and in the aggregate (less than 1% of cash provided by operating activities for fiscal 2005).

SEC Comment #3

We note your disclosure of “Payments of debt, net” in your financing section. Please tell us what the payments are net of.

Response:

The Company has an unsecured revolving credit facility totaling $1 billion that supports the Company’s commercial paper program, letters of credit and other short-term funding needs. Additionally, the Company has a receivables purchase agreement with three co-purchasers to sell up to $750 million of trade receivables. The maturities of amounts drawn under these facilities are less than three months and therefore, in accordance with SFAS 95, Statement of Cash Flows, paragraph 13, the payments disclosed on the Company’s cash flow statement are net of the utilization of these facilities.

Goodwill and other intangible assets, page 48

SEC Comment #4

Please explain to us why you believe it was appropriate to adjust goodwill by $53 million in fiscal 2005 when you reversed pre-acquisition tax liability accruals that were no longer necessary relating to the IBP and Hudson Foods acquisitions. Explain to us how the discussion on page 69 of a reduction to goodwill of $27 million and an increase in capital in excess of par value of $25 million ties into the discussion on page 48. Tell us by how much tax reserves were reduced in total, and how much related to these acquisitions. Please also address the $91 million adjustment in fiscal 2004 relating to the IBP acquisition, which you disclose on page 67. Refer to the guidance in SFAS 141, paragraphs 40 and 41.

Response:

At the time of the Company’s acquisitions of IBP, inc. (IBP) in 2001 and Hudson Foods, Inc. (Hudson) in 1998, the Company recorded liabilities associated with uncertain tax positions related to each acquisition. Also, in connection with the IBP and Hudson acquisitions, the Company recorded goodwill of approximately $1.7 billion and $404 million, respectively. During fiscal 2005 and 2004, the Company concluded, in accordance with SFAS 5, “Accounting for Contingencies,” that certain income tax liabilities recorded at the time of the acquisition of IBP were no longer necessary based on the status of Internal Revenue Service (IRS) examinations and review of the Company’s recorded income tax liabilities. As a result, in accordance with SFAS 5, the Company recorded reductions of $46 million in fiscal 2005 and $91 million in fiscal 2004 to its income tax liabilities relating to the acquisition of IBP. These adjustments also reduced the related

Goodwill in accordance with SFAS 109, “Accounting for Income Taxes and EITF 93-7, Uncertainties Related to Income Taxes in a Purchase Business Combination.” Management considered the guidance in paragraphs 40 and 41 of SFAS 141, “Business Combinations,” however the tax liabilities recorded at the time of the acquisitions related to income tax uncertainties. Therefore, management followed the guidance in EITF 93-7, which states when uncertainties are settled with tax authorities the adjustments should be applied to increase or decrease the remaining balance of goodwill. A separate part of the $53 million adjustment to Goodwill in 2005 was related to the Hudson acquisition and was the result of a review of the Company’s recorded income tax liabilities and assets. While this adjustment of $7 million should have been made at the time of acquisition, the amount involved is immaterial to both impacted Balance Sheet line items of Deferred Income Taxes (approximately 1%) and Goodwill (approximately 0.3%). The adjustment was recorded in the fourth quarter of fiscal 2005.

The $53 million reduction in fiscal 2005 to the Company’s income tax liabilities, recorded at the time of its acquisitions of IBP and Hudson, represents two adjustments: the first adjustment was recorded in the Company’s third quarter in the amount of $27 million (see third quarter 2005 Form 10-Q Note 15); and the second adjustment was recorded in the Company’s fourth quarter in the amount of $26 million (see 2005 Form 10-K/A, Note 17).

Also recorded in the Company’s fourth quarter was an adjustment, unassociated with the acquisitions, to reduce the Company’s income tax liability balances and increase the Company’s capital in excess of par value by $25 million. This adjustment resulted from the Company’s review and reconciliation of its income tax liability accounts which noted an incorrect treatment of the income tax benefit of nonqualified stock option and restricted stock expense. The Company did not properly record the reduction of income tax liabilities as an increase to capital in excess of par value, instead leaving the reduction in its income tax liabilities. As the amounts involved were immaterial to both impacted Balance Sheet line items of Other Current Liabilities (which includes income tax liabilities) and Capital in Excess of Par (less than 3% of both), the adjustment was recorded in the fourth quarter of fiscal 2005.

Tax reserves were reduced by a net $42 million in fiscal 2005 comprised of the $53 million described above and $22 million associated with the settlement of examinations by the IRS completed during the year. These reductions were offset by increases in state income tax reserves of $13 million, and increases of $20 million in federal income tax reserves relating to ongoing Internal Revenue Service examinations.

Controls and Procedures, page 82

SEC Comment #5

Disclose whether there have been any changes in your internal control over financial reporting that occurred during your last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Response:

The following represents the disclosure as reflected in Item 9A of the Company’s 10-K/A filed February 8, 2006.

“Other than the matters described in this Item 9A, in the fourth quarter ending October 1, 2005, there have been no significant changes in the Company’s internal controls over financial reporting that have materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.”

The Company’s management recognizes that the use of the terms “no significant changes” could be read to imply changes existed that materially affected its internal controls over financial reporting. However, the Company’s intent was to disclose there had been no changes to its internal controls over financial reporting that occurred during the last fiscal quarter that materially affected, or were reasonably likely to materially affect, its internal controls over financial reporting.

The Company has considered the staff’s comments and, assuming all other facts remain constant, will modify the disclosures included in Controls and Procedures in the Company’s subsequent 10-K and 10-Q filings. The disclosure will be changed as follows:

“there have been no ~~significant~~ changes in the Company’s internal controls over financial reporting that have materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.”

The Company respectfully requests that it be permitted to correct this disclosure on a prospective basis, as set forth above, rather than amending its 2005 Form 10-K/A.

Management’s Report on Internal Control Over Financial Reporting, page 83

SEC Comment #6

Please revise your Management’s Report on Internal Control over Financial Reporting to include a statement as to whether or not internal control over financial reporting is effective. Refer to Item 308(a)(3) of Regulation S-K.

Response:

Based on the fact the Company’s Management Report on Internal Control Over Financial Reporting included a disclosure of a material weakness as of October 1, 2005, the Company believed the report sufficiently stated that Management had concluded the Company’s internal control over financial reporting was not effective as of October 1, 2005. The Report of the Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting included in the Company’s 10-K/A stated “In our opinion, management’s assessment that Tyson Foods, Inc. did not maintain effective control over financial reporting as of October 1, 2005, is fairly stated, in all material respects, based on COSO criteria.” Because of the concurrent disclosure of a material weakness, Management believed it was clear to a reader that the Management assessment was that its internal controls were not effective.

The Company has considered the staff’s comments and will modify the disclosure in Item 9A under the caption “Management’s Report on Internal Control Over Financial Reporting” in the Company’s subsequent 10-K filings to always include a statement as to whether or not internal control over financial reporting is effective and respectfully requests that the Company be permitted to correct this disclosure on a prospective basis, as set forth above, rather than amending its 2005 Form 10-K/A.

Certifications

SEC Comment #7

Please revise your certifications to strictly comply with our rules. For example, the title of the certifying officer and the company name should not be included in the introductory line, and the word “annual” should not precede the word “report” throughout the document except in paragraph 1. Refer to Item 601(b)(31)(i) of Regulation S-K.

Response:

The Company will modify its certifications to comply with Regulation S-K in the Company’s subsequent certification filings to ensure future compliance with SEC rules and respectfully requests that the Company be permitted to correct the certifications on a prospective basis, rather than amending its 2005 Form 10-K/A.

Form 10-Q filed February 9, 2006

SEC Comment #8

Please explain to us how you were able to conclude that your disclosure controls and procedures were effective at December 31, 2005, when you were in the process of, but had not concluded, designing and implementing improvements to your controls as a result of the material weakness in internal controls relating to your income tax provision calculation for fiscal 2005.

Response:

The following represents the disclosure as reflected in Item 4 of the Company’s 10-Q filed February 9, 2006.

“An evaluation was performed, under the supervision and with the participation of Company management, including the Chief Executive Officer (CEO) and the Interim Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the 1934 Act)). Based on that evaluation, management, including the CEO and CFO, has concluded that, as of December 31, 2005, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in reports that the Company files or submits under the 1934 Act has been recorded, processed, summarized and reported in accordance with the rules and forms of the Securities and Exchange Commission, subject to the item described below.”

In the first quarter of fiscal 2006, the Company identified one material weakness existing as of October 1, 2005. At the time of filing the Company’s 2006 first quarter 10-Q, the Company was in the process of, but had not concluded, designing and implementing improvements to controls as a result of the material weakness in internal controls relating to its income tax provision calculation for fiscal 2005.

The intent of the Management’s disclosure in its 10-Q relating to disclosure controls and procedures was to communicate that all of the Company’s disclosure controls and procedures were effective, except for those related to the one material weakness. However, upon further review performed after the receipt of the staff’s comments, the Company has noted the SEC’s response regarding this issue in its Frequently Asked Questions on Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports in that the Company should not have used the phrase “subject to the item described below.” The Company believes it did not confuse the reader however, the Company will modify this disclosure in subsequent filings and respectfully requests that the Company be permitted to correct the disclosure on a prospective basis, rather than amending its Form 10-Q filed February 9, 2006.

SEC Comment #9

We note the statement in a February 17, 2004, press release available on your website, titled “Tyson Foods Senior Managers Present to CAGNY,” that you export to Cuba. Please describe in reasonable detail your contacts with Cuba, Cuban entities or Cuban nationals. Your response should address all contacts, including through affiliates, subsidiaries and other direct and indirect arrangements, whether or not pursuant to U.S. export licenses.

Response:

In fiscal year 2003, the Company had some direct exports to Cuba and internal documentation continues to identify sales to distributors believed to be ultimately bound for Cuba as exports to the Cuban market. The Company also participated in periodic agricultural product exhibitions organized by Cuba in Havana in which U.S. agricultural companies routinely participate. In fiscal years 2004 and 2005, the Company had no direct exports and was not, at anytime during that period, exporter of record for product shipments to Cuba. The Company understands that certain of its sales to third party distributors in the United States were ultimately for the Cuban market; however, the Company was not a party to the Cuban contacts of its third party distributors. Company representatives traveled to Cuba twice during 2004 in connection with authorized agricultural sales and marketing activities. The Company did not engage in travel to Cuba or have direct contact with Cuban entities or Cuban nationals in 2005.

SEC Comment #10

In light of the fact that Cuba is identified as a state sponsor of terrorism by the U.S. State Department and is subject to asset controls administered by the U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Commerce Department’s Bureau of Industry and Security, please address the materiality of any operations or contacts described in response to the preceding comment. Also, please present your view as to whether any such arrangements or other contacts constitute a material investment risk for your security holders.

Response:

In fiscal year 2005, sales to third party distributors that the Company understood were for the Cuban market were $16 million, less than 0.1% of total sales for the Company. The Company believes this amount is immaterial to its operations or results. Further, since the Company had no direct exports to Cuba in the last two fiscal years, exports to Cuba were immaterial. Finally, to the extent Tyson has engaged in historical exports to Cuba and sales to third party distributors for the Cuban market, such transactions were in compliance with U.S. law, specifically 31 C.F.R. Part 515. Thus, the Company does not believe any of the above described arrangements constitute a material investment risk for security holders.

SEC Comment #11

In preparing your response please address materiality in quantitative terms, including the approximate dollar amount of revenues and assets associated with Cuba. Your response should also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of your corporate activities upon your reputation and share value. In this regard, we note that Florida requires issuers to disclose in their prospectuses any business contact with Cuba or persons located in Cuba. Further, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Cuba.

Response:

In fiscal year 2005, sales to third party distributors that the Company understood were for the Cuban market were $16 million, less than 0.1% of total sales for the Company. The Company does not have facilities or operations in Cuba nor does it have any assets in the United States or elsewhere dedicated to the production of products bound for Cuba. For the reasons set forth in our response to comment 10 above, the Company does not believe its contacts with or indirect sales to Cuba will affect investor sentiment towards the Company.

SEC Comment #12

We note that the referenced press release also states that you export to Africa and the Middle East. If any of your exports to these areas are to Sudan, Iran or Syria, please provide the same type of information regarding your contacts with those countries as we have requested regarding your contacts with Cuba. With regard to any materiality analysis and analysis of material investment risk arising from contacts with Sudan, please note that Illinois, New Jersey and Oregon have adopted legislation requiring reporting of interests in, or divestment from, companies that do business with Sudan, and similar legislation has been proposed by several other states; and Harvard University, Yale University, Stanford University, the University of California and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan.

Response:

The Company does not have any sales to Sudan nor is it aware of any business associated therewith. The Company has a wholly owned subsidiary, Cobb-Vantress, Inc., (Cobb) which engages in the production of chicken breeding stock. Certain of Cobb’s European subsidiaries have engaged in very limited sales of product to Iran and Syria. Fiscal year 2005 sales to Iran totaled less than $2.2 million and sales to Syria were less than $1.5 million. These sales, which collectively were less than 0.1% of the Company’s total sales, are not material. Further, no part of the Company in the U.S. was a party to these sales. Pursuant to the U.S. sanctions laws administered by the Treasury Department’s Office of Foreign Assets Control (OFAC), U.S. sanctions restrictions for Iran and Syria do not apply to non-U.S. persons, including foreign subsidiaries of U.S. companies. 31 C.F.R. Parts 560 and 542. Pursuant to the Trade Sanctions Reform Act of 2000 as implemented by OFAC, sales of agricultural products to Iran are licensable. However, in this case, because exports were made by foreign subsidiaries, these sales were not subject to U.S. licensing. Direct sales of agricultural product to Syria by U.S. companies are permitted under U.S. law. Thus, for both countries, because these sales are legal and a deminimus percentage of overall revenue, they were immaterial.